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                          July 6, 2022

       Joseph Lucchese
       Chief Financial Officer
       Timber Pharmaceuticals, Inc.
       110 Allen Road, Suite 401
       Basking Ridge, New Jersey 07920

                                                        Re: Timber
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 1, 2022
                                                            File No. 333-265974

       Dear Mr. Lucchese:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alan Wovsaniker, Esq.